EXHIBIT 99.13
                                                                   -------------

                                NOTICE OF DEFAULT


                                December 5, 2000

Greenbriar Corporation
4265 Kellway Circle
Addison, Texas 75244
Attention: Gene S. Bertcher

Gentlemen:

         Reference is made to (i) those certain Certificates of Voting Power, Designations, Preferences, and Relative, Participating, Optional or Other Special Rights of Series F Senior Convertible Preferred Stock (the "Series F Stock") and Series G Senior Non-Voting Convertible Preferred Stock (the "Series G Stock") of Greenbriar Corporation ("Greenbriar") (collectively, the "Certificates") and (ii) that certain Stock Purchase Agreement (the "Purchase Agreement") between Greenbriar and Lone Star Opportunity Fund, L.P. ("LSOF"), dated as of December 31, 1997. Capitalized terms used herein and not otherwise defined are used as defined in the Certificates.

         It has come to the attention of the undersigned that Greenbriar has failed to comply with Section 6.26 of the Purchase Agreement which, among other things, prohibits Greenbriar from violating (i) the provisions of its articles of incorporation and (ii) any obligation, provision, condition, covenant or requirement contained in the Transaction Documents (as defined in the Purchase Agreement), if that violation or default would result in a material impairment of the ability of any holder of Preferred Stock (as defined in the Purchase Agreement) to enforce any of Greenbriar's obligations or any of such holder's rights in connection with the Preferred Stock. Greenbriar's failure to properly comply with the Notice of Conversion (the "Notice of Conversion"), dated as of October 30, 2000 that was delivered by LSOF to Greenbriar constitutes Greenbriar's failure to comply with Section 6.26 of the Purchase Agreement. As a result, under the Certificates, an Event of Default has occurred.

         Pursuant to Section 8 of each of the Certificates, upon the occurrence and during the continuance of an Event of Default, the undersigned is entitled to: (i) an additional dividend of 12% per annum and (ii) put its Series F Stock and Series G Stock to Greenbriar for 120% of the Liquidation Value. In addition, pursuant to Section 8 of the Certificate for the Series F Stock, upon the occurrence and during the continuance of an Event of Default the holders of the Series F Stock will be entitled to designate and have appointed a number of persons to the Board of Directors of Greenbriar that will constitute 70% of the members thereof.

         The undersigned hereby informs Greenbriar that (i) it expects to be paid the additional dividends on the Series F Stock and Series G Stock referred to above from the date that the Event of Default first took place and (ii) that it intends to designate and have appointed the maximum number of Board members that it is entitled to under Section 8 of the Certificate for the Series F Stock. The undersigned will provide Greenbriar with the names of such Board member designees shortly. The undersigned further informs Greenbriar that it does not waive any other rights or remedies that it may have arising as a result of Greenbriar's failure to comply with Section 6.26 of the Purchase Agreement and as a result of the Event of Default arising therefrom including, without limitation, the undersigned's right to put the Series F Stock and Series G Stock to Greenbriar.



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                       LSOF POOLED EQUITY, L.P.

                       By:  LSOF GenPar, Inc., Its General Partner


                       By: /s/J.D. Dell
                           ----------------------------------------
                             J.D. Dell
                             Vice President